March 31, 2010

Mr. Gary Todd
Accounting Reviewer
Division of Corporation Finance
Securities and Exchange Commission
500 Fifth Street NW
Washington, DC 20549

RE:	Advanced Photonix, Inc.
Form 10-K for the fiscal year ended March 31, 2009
Filed June 29, 2009
Form 10-Q for the quarterly period ended December 25, 2009
File No. 001-11056

Dear Mr. Todd:

This letter is a response from Advanced Photonix, Inc. (the “Company”) to the Staff’s comment letter dated March 4, 2010 with regard to the above filings. For your convenience, the Company has duplicated each of the Staff’s comments below and has numbered each comment and the Company’s response thereto to correspond to the numbers assigned to the comments in your letter.

10-K for the fiscal year ended March 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Contractual Obligations and Commitments, page 26

1.	Comment: In future filings please provide a discussion of the nature and terms of significant purchase obligations, such as the $1.3 million of purchase obligations at March 31, 2009.

Response:
The Company will explain the specific nature and terms of its purchase obligations in future filings.

Item 8. Financial Statements and Supplementary Data

Note 3. Inventories, page 41

2.	Comment: We see that you present an allowance for inventory impairment as a deduction from the cost of gross total inventories. Tell us why the allowance should not be allocated to and netted with the individual components of inventory for purposes of this disclosure. We refer you to FASB ASC 330-10-35-14 and SAB Topic 5-BB, both of which indicate that inventory impairment charges establish a new cost basis for impaired inventory.

Advanced Photonix Inc.     2925 Boardwalk     Ann Arbor, MI 48104

Response: Management reviews its inventory for excess, slow moving and obsolescence issues for each individual part based on usage activity and customer requirements, as explained on page 36 of the Company’s 10-K. Historically, we have presented the necessary write downs as a reserve offset to total gross inventory on hand. However, in future filings, we will eliminate the separate disclosure of inventory reserves and apply such write downs directly to the appropriate inventory category so that raw materials, work-in-progress and finished goods will each be adjusted, as applicable, to reflect the permanently-reduced cost basis.

3.	Comment: As a related matter, the accounting policy disclosure in Note 2 (page 36) also characterizes inventory impairment charges as establishing “reserves”. As noted above, under FASB ASC 330-10-35-14 and SAB Topic 5-BB, inventory impairment charges established a new cost basis for impaired inventory. Please tell us how your policy disclosure is consistent with the underlying accounting theory from the referenced guidance.

Response: The Company’s cost adjustments for excess, slow moving, and obsolete inventory is specific to individual parts. As a result, the adjustments create a new costs basis for those parts which is consistent with FASB ASC 330-10-35-14 and SAB Topic 5-BB. The cost basis of these parts is not subsequently increased if the circumstances which led to the adjustment change in the future. In future filings, we will modify our accounting policy disclosure as stated below to clearly indicate that a new cost basis has been established and that no subsequent increases are made to the impaired inventory.

Inventories, which include material, labor and manufacturing overhead, are stated at the lower of cost (on a first in–first out basis) or market. Slow moving and obsolete inventories are reviewed throughout the year to assess whether a cost adjustment is required. Our review of slow moving and obsolete inventory begins with a listing of all inventory items which have not moved regularly within the past 12 months. In addition, any residual inventory, which is customer specific and remaining on hand at the time of contract completion, is included in the list. The complete list of slow moving and obsolete inventory is then reviewed by the production, engineering and/or purchasing departments to identify items that can be utilized in the near future. These items are then excluded from the analysis and the remaining amount of slow-moving and obsolete inventory is then further assessed and a write down is recorded when warranted. Additionally, non-cancelable open purchase orders for parts we are obligated to purchase where demand has been reduced may also be written down. Impairments for open purchase orders where the market price is lower than the purchase order price are also recorded. The impairments established for excess, slow moving, and obsolete inventory create a new cost basis for those items. The cost basis of these parts is not subsequently increased if the circumstances which led to the impairment change in the future. If a product that had previously been impaired is subsequently sold, the amount of reduced cost basis is reflected as cost of goods sold.

Note 5. Intangible Assets and Goodwill, page 42

4.	Comment: In future filings, please add clarifying disclosure to explain how you apply the cash flow method in estimating future intangible asset amortization. Please also explain in response to this comment.

Response: The Company will add clarifying disclosure in future filings as follows:

The cash flow method of amortization is based upon management’s estimate of how the intangible asset contributes to our cash flows and best represents the pattern of how the economic benefits of the intangible asset will be consumed or used up. Such amortization is initially derived from the estimated undiscounted cash flows that were used in determining the original fair value of the intangible asset at the acquisition date and is monitored for significant changes in subsequent periods.

10-Q for the quarterly period ended December 25, 2009

Item 1. Financial Statements

Note 7. Stockholders’ Equity, page 15

5.	Comment: On page 16, you disclose that the inputs to determine the fair value of the derivative warrant liability is Level 2 in the fair value hierarchy. Please tell us how you determined that the derivative warrant valuation is Level 2 as opposed to Level 3 in the fair value hierarchy. Please note that under FASB ASC 820-10-35-37; the level in the fair value hierarchy should be determined based upon the lowest level input that is significant to the fair value measurement in its entirety. We also refer you to FASB ASC 820-10-55-22, which states that a Level 3 input would include historical volatility.

Response: With further review of FASB ASC 820-10-35-37 and FASB ASC 820-10-55-22, the Company has determined that the derivative warrant liability should be recognized as a Level 3 valuation. We use the Black Scholes valuation method to calculate the fair value of the warrant liability which includes using historical volatility as a significant factor in the valuation. Our future filings will be changed to reference this valuation as Level 3.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Long-Lived Assets, page 19

6.	Comment: We note that in performing Step 1 of the annual goodwill impairment test you use your market capitalization plus a control premium to determine the fair value of your single reporting unit. You used a control premium of 25% at March 31, 2009, which you state is supported by recent transaction data in your industry. Please tell us the specific factors and rationale you used to determine a control premium of 25%. For example, this support could consider factors such a an evaluation of the control premiums you observed in comparable transactions of the cash flow associated with obtaining control of a reporting unit.

Response: The Company looked at approximately 30 transactions involving the acquisition of comparable public companies. The evaluation included merger or acquisition transactions that had recently closed where a controlling interest was obtained. The Company observed average control premiums based on stock prices of the acquired companies that ranged from 16% to 43%. This range excluded the top and bottom 25% of the observed transactions to exclude those that were not considered representative. Based on our observation of the companies’ size and industry in our sample in comparison to our size and industry, the Company selected 25% as a control premium. At March 31, 2009, the Company needed only a 4% control premium in order to pass step 1 of the goodwill impairment test.

7.	Comment: As a related matter, you state that there were no events or changes in circumstances since the end of fiscal year 2009 requiring an interim impairment analysis. However, we note that your revenues and operating cash flows have significantly declined and your losses have significantly increased during the first three quarters of fiscal year 2010. Please tell us your basis for not reporting an interim impairment analysis subsequent to March 31, 2009. Refer to FASB ASC 350-20-35-30.

Response: While the Company did experience significant revenue and operating cash flow declines in the first three quarters of fiscal year 2010, this was due to the overall recessionary economic climate and also delays in customer orders compared to the prior year, and not to particular loss of market share or more permanent market declines. In light of these facts, the gradual strengthening of the economy, the corresponding Company backlog, and projected revenue and operating cash flow increases over the next 12 months, the Company deemed there were no events, as referenced in FASB ASC 350-20-35-30, that occurred since March 31, 2009, that would more likely than not lead to an impairment of goodwill.

In addition to the above factors, the Company continued to monitor indications of goodwill impairment by comparing its market capitalization to its shareholders’ equity on a quarterly basis. We noted at December 25, 2009, the Company did not need a control premium in order to pass the goodwill impairment test

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 734-864-5605 if you have any questions about the foregoing or need additional information.

Sincerely,

ADVANCED PHOTONIX, INC.

/s/ Robin Risser
Robin Risser
Chief Financial Officer